Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 333-182513)

The following is a letter sent beginning on September 4, 2012 to shareholders of PlainsCapital Corporation:

Sept. 4, 2012

[Name]

[Address]

Dear [Salutation],

These are exciting times for PlainsCapital Corporation! You recently received proxy materials in the mail regarding our proposed merger with Hilltop Holdings. If you have not already done so, I encourage you to vote your shares by completing and returning your proxy card by mail or submitting your vote electronically by phone or on the internet as described in the proxy materials. Completion of the merger remains subject to receipt of shareholder and regulatory approval.

A pending event of this type gives us all a good reason to take stock of our personal financial situation and to make sure we are prepared for the transitions that may take place. With that in mind, I wanted to remind you of the highly personalized financial services offered by our PlainsCapital Corporation family of companies.

Many of you are already clients of one or more of our PlainsCapital companies and I would encourage you to expand your relationship with us. If you are not already a client, I invite you to experience the expertise and personal service that our companies are known for.

In the coming weeks, you will receive more information about several financial services, available through PlainsCapital Bank and FirstSouthwest, which may be of interest to you. We provide a wide range of client-focused offerings, including:

•	Checking accounts, CDs and money market savings accounts from PlainsCapital Bank

•	Fully managed investment accounts from the Wealth Management division of PlainsCapital Bank

•	Brokerage accounts with a built-in FDIC-insured cash management function from FirstSouthwest, PlainsCapital Corporation’s investment bank

Thank you for your dedication and loyalty to PlainsCapital Corporation. We wouldn’t be where we are today without you. If we may be of service to you in the future, please let us know.

Sincerely,

Alan B. White

See reverse for important information.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Hilltop Holdings Inc. (“Hilltop”) or PlainsCapital Corporation (“PCC”) to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of Hilltop, PCC or their affiliates assumes any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PCC’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PCC operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PCC; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and PCC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop has filed with the SEC a definitive registration statement on Form S-4 that includes a joint proxy statement of Hilltop and PCC that also constitutes a prospectus of Hilltop and which has been mailed to shareholders of PCC and Hilltop. Hilltop and PCC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Hilltop and PCC with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC are available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at (214) 855-2177. Copies of the documents filed by PCC with the SEC are available free of charge on PCC’s website at www.plainscapital.com or by contacting PCC’s Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and PCC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about PCC’s executive officers and directors in PCC’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus referred to above, and in other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PCC using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.